Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,										THREE MONTHS ENDED DECEMBER 31,
	2000		2001		2002		2003		2004		2004
Earnings:
Earnings before income taxes (a)	$2,192		1,650		1,622		1,452		1,893		444
Fixed charges	359		376		321		322		311		82

Earnings, as defined	$2,551		2,026		1,943		1,774		2,204		526

Fixed Charges:
Interest expense	$292		304		250		246		234		62
One-third of all rents	67		72		71		76		77		20

Total fixed charges	$359		376		321		322		311		82

Ratio of Earnings to Fixed Charges	7.1	x	5.4	x	6.1	x	5.5	x	7.1	x	6.4	x

(a)	Represents earnings from continuing operations before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.